September 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Effie Simpson, Staff Accountant
Melissa Raminpour, Accounting Branch Chief Edward M. Kelly, Senior Counsel Asia Timmons-Pierce, Special Counsel

Re:	Forum Merger II Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2020
File No. 1-38615

Ladies and Gentlemen:

On behalf of our client, Forum Merger II Corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amendment no. 1 to preliminary proxy statement on Schedule 14A filed on September 18, 2020 (the “Proxy Statement”), contained in the Staff’s letter dated September 25, 2020 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Amendment No.1 to Preliminary Proxy Statement on Schedule 14A filed September 18, 2020

General

1.	We note your response to comment two of our prior letter and reissue our comment in part. Please tell us the facts supporting your use of the exemption.

Response: At the time of closing, there will be five Ittella Parent stockholders: (a) Salvatore Galletti, founder and CEO of Ittella Parent, (b) Project Lily, LLC, an entity of which Salvatore Galletti is the sole manager and has sole voting and investment power, (c) Stephanie Dieckmann, Ittella Parent’s long-time COO and, until very recently, CFO, (d) Pizzo Food Srls, an entity of which Giuseppe Bardari, Ittella Parent’s president of Italy operations, is the 100% owner and has sole voting and investment power, and (e) UMB Capital Corporation, an institutional investor in Ittella Parent for over a year. All five, in addition to their close ties to Ittella Parent, are accredited investors. Forum will be relying on Section 4(a)(2) of and Regulation D under the Securities Act of 1933 for exemptions from registration, and will file Form D in connection with the issuance.

United States Securities and Exchange Commission

September 25, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Marshall Kiev, Forum Merger II Corporation

David Boris, Forum Merger II Corporation